                                                               Exhibit 99.(a)(6)

                                SUPPLEMENT NO. 1
                                       TO
                           OFFER TO PURCHASE FOR CASH
                  UP TO 100,000 LIMITED PARTNERSHIP INTERESTS
                        (AND ASSIGNEE INTERESTS THEREIN)
                                       OF
                           ARVIDA/JMB PARTNERS, L.P.
                                      FOR
                               $500 NET PER UNIT
                                       BY
                        RALEIGH CAPITAL ASSOCIATES L.P.

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*                                                                         *
*  THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT       *
*  12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 21, 1996, UNLESS       *
*  EXTENDED.                                                              *
*                                                                         *
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     The Purchaser hereby supplements and amends its offer to purchase up to
100,000 Units of Arvida/JMB Partners, L.P. upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 17, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be further supplemented and amended from time to time. Capitalized terms used but not defined in this Supplement No. 1 shall have the meaning ascribed to them in the Offer to Purchase.

     The cover page, Introduction and Sections 7, 9 and 11 of the Offer to Purchase, as applicable, are hereby amended and supplemented as follows:

     The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on November 21, 1996, unless the Purchaser further extends the period of time during which the Offer is open.

     In a written opinion, dated November 4, 1996, the Delaware Chancery Court denied reargument with respect to its prior decision of October 25, 1996 to dismiss the action which the Purchaser had commenced seeking, among other things, to enjoin the Starwood Financing. In so ruling, the Court accepted the argument advanced by the General Partner that holders of Units, such as Raleigh, who purchased their Units subsequent to the conclusion of the Partnership's 1987 public offering, do not have the right to vote those Units to remove and replace the General Partner. The dismissal was based exclusively on the Court's conclusion that the Purchaser lacked standing to pursue its claim. However, the Court granted the Purchaser's motion to enjoin the closing of the Starwood Financing pending the determination of an appeal of its ruling to the Delaware Supreme Court. In granting the Purchaser's motion, the Court stated that there was relatively little law on the rights of assignees and that the Delaware Supreme Court should have an opportunity to review the Court's analysis of this issue. Accordingly, the Court determined that the closing of the Starwood Financing should be enjoined pending a determination of an appeal by the Delaware Supreme Court. On November 7, 1996, the Purchaser filed a notice of appeal with the Delaware Supreme Court.

     The ability of the Purchaser to vote Units owned by it to remove and replace the General Partner as well as on other matters may be dependent on the successful appeal of the decision of the Delaware Chancery Court.

     As set forth in the Offer to Purchase, if the General Partner is removed and replaced as a result of the Consent Solicitation, Raleigh Realty Management intends to reject the Starwood Financing. If the Starwood Financing is rejected by Raleigh Realty Management on or prior to December 15, 1996, the Partnership may be obligated to pay $1,600,000 to Starwood Florida.




November 7, 1996